PACKERLAND BROKERAGE SERVICES, INC., AND AFFILIATE

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2025

This report is filed as a public document in accordance with Rule 17a-5(d)
under the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

PACKERLAND BROKERAGE SERVICES, INC., AND AFFILIATE

TABLE OF CONTENTS

DECEMBER 31, 2025

<u>Page</u>

1-2   SEC Form X-17A-5

3   Report of Independent Registered Public Accounting Firm

4   Consolidated Statement of Financial Condition

5-9   Notes to Consolidated Statement of Financial Condition

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-801-74927

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Packerland Brokerage Service, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
432 Security Blvd
                                    (No. and Street)
Green Bay   **WI**   **54313**
       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Jason Soldner   **920-662-9500**   **jasons@pbshq.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
CBIZ CPAs P.C.
                        (Name – if individual, state last, first, and middle name)
5 Bryant Park, 1065 Avenue of the Americas **New York**   **NY**   **10018**
(Address)   (City)   (State)   (Zip Code)
10/22/2003   **199**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zach Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Packerland Brokerage Services, Inc., as of March 16th, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Zach Kelly CEBC36B30EE7427...

Title: CEO/CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc. and Affiliate

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Packerland Brokerage Services, Inc. and Affiliate (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2015 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, IL
March 16, 2026

PACKERLAND BROKERAGE SERVICES, INC., AND AFFILIATE
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and restricted cash	$	3,862,233
Commissions receivables		3,665,072
Representative receivable		17,073
Prepaid expenses and other assets		657,972
Property, plant, and equipment, net		1,299,470
TOTAL ASSETS	**$**	**9,501,820**

LIABILITIES AND EQUITY

LIABILITIES		
Commissions payable	$	3,253,909
Accounts payable		29,820
Advanced representative collections		672,919
Deferred tax liability		23,000
Accrued wages and payroll taxes		720,034
Notes payable		1,074,671
TOTAL LIABILITIES		5,774,353
EQUITY		
Common stock, no par value, 720,000 authorized:		
679,760 shares issued and 158,039 shares outstanding		165,590
Additional paid-in-capital		576,594
Treasury stock at cost, 521,721 shares		(2,189,961)
Retained earnings		4,687,676
Non-controlling interest in equity		487,568
TOTAL EQUITY		3,727,467
TOTAL LIABILITIES AND EQUITY	**$**	**9,501,820**

The accompanying notes are an integral part of this statement.

NOTE 1 - Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Packerland Brokerage Services, Inc. (a Wisconsin corporation hereafter referred to as "PBS") and its affiliate, Packerland Commercial Properties, LLC (a Wisconsin limited liability company with common ownership hereafter referred to as "PCP"). PCP is a variable interest entity and PBS has determined that it is the primary beneficiary. Collectively, these entities are referred to as the "Company" when referenced in the consolidated financial statements. All material intercompany balances and transactions have been eliminated.

Nature of Operations - PBS was formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). PBS has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest. PCP was formed on September 16, 2021, for the purpose of purchasing the building that PBS leases.

Restricted Cash - In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), PBS is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. PBS has $69,199 on deposit with Hilltop as of December 31, 2025 which is included in cash and restricted cash on the statement of financial condition.

Commissions receivable - PBS's receivables on December 31, 2025 consist of commissions due from various insurance and mutual fund companies. On December 31, 2025, approximately 88% of these commissions are payable to the PBS's sales representatives and are paid upon collection. Provision for credit losses is determined not to be necessary.

Credit Losses on Financial Instruments – The Company follows the Financial Accounting Standard Board's Accounting Standard Update 2016-13, *Financial Instruments – Credit Losses on Financial Instruments*. This guidance requires entities to use a current expected loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. There was no allowance deemed necessary at December 31, 2025.

Property, Plant, and Equipment – Property, plant, and equipment that is capitalized is stated at cost. Depreciation is computed on the straight-line method based on the following estimated useful lives:

Asset	Life
Equipment, furniture, and fixtures	3 - 8 years
Building	39 years

NOTE 1 - Significant Accounting Policies, continued

Deferred Income Taxes - Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, and prepaid expenses. For tax purposes, depreciation expense is reported using accelerated methods.

Income Taxes - U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements. The Company is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in process. The Company is no longer subject to tax examinations for years before 2022. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company adopted 2023-09, Income Taxes: Improvement to Income Tax Disclosures, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis effective January 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company accounts for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component by class of underlying asset.

Use of Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Segment Reporting - The Company is engaged in a single line of business as a securities broker-dealer, which includes several classes of services, including business held directly with investment companies, brokerage business, and investment advisory business. The Company has identified its CEO/CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest

profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found in the consolidated statement of financial condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - Net Capital Requirements

PBS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio exceeds 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. On December 31, 2025, PBS had net capital of $1,661,132 and required net capital of $363,575. On December 31, 2025, the ratio of aggregate indebtedness to net capital was 3.28 to 1.

NOTE 3 - Provision for Income Taxes

The net deferred tax assets and liabilities included in the consolidated financial statements include the following amounts on December 31, 2025:

Advance representative renewals and E&O collections	$ 187,000
Depreciation of property, plant, and equipment	(116,000)
Prepaid expenses related to advance collections	(91,000)
Other	(3,000)
Net deferred tax asset (liability)	**$ (23,000)**

NOTE 4 - Line of Credit

PBS has a line of credit available through October 16, 2026, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2025, the interest rate was 7.25%. Interest on the note is payable monthly. As of December 31, 2025, the outstanding balance was $0.

NOTE 5 – Property, Plant and Equipment, Net

The components of the property, plant, and equipment are as follows for the year end December 31, 2025:

Land	$ 119,000
Building	1,099,369
Equipment	637,458
Total	1,855,827
less: accumulated depreciation	(556,357)
Property, plant, and equipment, net	**$ 1,299,470**

NOTE 6 - Long-Term Note Payable

On December 31, 2025, the Company's notes payable includes the following:

Note payable to a former shareholder for the purchase of common stock shares payable in monthly installments of $4,728.64 at an interest rate of 5.78% beginning July 2023. Final payment is due in July 2028.	$ 135,866
Note payable to a former shareholder for the purchase of common stock shares payable in monthly installments of $4,078.52 at an interest rate of 5.64% beginning November 2024. Final payment is due in November 2029.	171,634
Note payable to a financial institution, with an interest rate of 6.75%, monthly payments of $8,900 beginning December 2025. The note is due November 2030 and is a general business security agreement.	446,433
Note payable to a financial institution, with an interest rate of 5.25%, monthly payments of $4,105 beginning October 2022. The note is due September 2029 and is secured by a mortgage and assignment of rents on the real estate. In addition, the members of PCP personally guarantee the note.	320,738
	$ 1,074,671

Aggregate maturities of long-term notes payable for the five years and thereafter following December 31, 2025, are as follows:

2026	$ 202,181
2027	214,782
2028	204,543
2029	356,316
2030 and thereafter	96,849
TOTAL	**$ 1,074,671**

NOTE 7 - Related Party Transactions

Leases - PBS leases office space from PCP as of October 1, 2022. PBS is the sole lessee of PCP, which is commonly owned by three of PBS's stockholders. The lease has a term of 5 years, expiring on September 30, 2027.

NOTE 8 - Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through PBS's clearing broker, on a fully disclosed basis. Under the terms of its clearing agreement, PBS is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose PBS to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, PBS may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. A portion of PBS's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and PBS. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed PBS for a very short period. In conjunction with the clearing broker, PBS seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

PBS does not anticipate nonperformance by customers or its clearing broker. In addition, PBS has a policy of reviewing the credit worthiness of the clearing broker, as considered necessary.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. On December 31, 2025, there were uninsured balances of approximately $3,500,000. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 9 - Commitments and Contingencies

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown.

The Company evaluates contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable, and the amount of the loss can be reasonably estimated.

NOTE 10 - Regulatory Exams

From time to time, PBS receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the PBS's business activities and practices. The Company is currently undergoing an SEC examination. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on PBS. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2025, the Company has made no accruals relating to potential negative or adverse regulatory action.